

August 29, 2013

Via E-mail
Alex Zuoli Xu
Co-Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
Building No. 2
6 Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

> **Re: Qihoo 360 Technology Co. Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 19, 2013**
> **File No. 001-35109**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company

Business Overview, page 27

1.   We note the disclosure regarding the number of your "monthly active users" and "user penetration rate," which is based on information supplied by iResearch Consulting Group ("iResearch"). In your response letter, please explain how these metrics are calculated and confirm that you will include this information in your future filings, as appropriate. Also, in regard to this and other data you cite from iResearch, advise whether you commissioned the report or reports from which the data was derived. If so, advise what consideration you gave to filing with your Form 20-F a consent from iResearch regarding the use of its name and data in your report. In this regard, we note that you have open registration statements on Forms S-8 that incorporate your Form 20-F

by reference. To the extent that you cite to data from commissioned reports in future filings, please confirm that you will disclose in those filings the fact that you commissioned such reports.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Income Tax Expense, page 62

2.   Please tell us your consideration of discussing the nature of the significant reconciling items between your statutory tax rate and effective tax rate from your table on page F-52. For example, we note the significant items, Effect of different income tax rates in other jurisdictions and Effect of income tax holiday and preferential tax rates.

Liquidity and Capital Resources, page 64

3.   Please disclose the amount of cash held inside separately from the amount of cash held outside the PRC. In addition, disclose the amount of cash held inside and outside the VIEs. This disclosure should be cross-referenced to the risk factor discussion of limitations on foreign exchange and transferring cash.

4.   We note that your PRC subsidiaries are permitted to pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards. Disclose this restriction on your ability to pay dividends. Please revise your disclosures in future filings to quantify the difference between accumulated profits calculated pursuant to PRC accounting standards and accumulated profits presented in your financial statements.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities

The VIE arrangements, page F-11

5.   We note that you disclose on page F-15 total current and non-current assets and liabilities. Please expand your disclosure to present the carrying amounts and classification of the VIEs' assets and liabilities on a more disaggregated basis, including the intercompany payable to the WOFE for accrued service fees. In addition, disclose how your involvement with the VIEs affects your cash flows. We refer you to paragraphs 2AA.d and 3.bb of FASB ASC 810-10-50.

6.   FASB ASC 810-10-50-5A.d requires disclosure of qualitative information about the involvement with the VIE. Please describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

Note 21. Commitments and Contingencies

(3) Contingencies, page F-68

7.   We note your response to our prior comment 6 in your response letter dated October 1, 2012. Please tell us how your current disclosures address your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Attorney-Advisor, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief